UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm (Successor Auditor)	1
Report of Independent Registered Public Accounting Firm (Predecessor Auditor)	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	4
Notes to Financial Statements	5
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	12
Signatures	26
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2 - Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants of
Costco 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Costco 401(k) Retirement Plan (the "Plan") as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of Costco 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP
Oak Brook, Illinois
June 29, 2023
We have served as the Plan's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Costco 401(k) Retirement Plan:
Opinion on the Financial Statement
We have audited the accompanying statement of net assets available for benefits of the Costco 401(k) Retirement Plan (the "Plan") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ Moss Adams LLP
Seattle, Washington
June 28, 2022
We served as the Plan’s auditor from 2020 through 2022.

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(in thousands)

	2022	2021
Assets:
Investments at fair value	$23,048,193	$28,855,019
Investments at contract value:
Fully benefit-responsive investment contracts	1,849,278	1,618,026
Total investments	24,897,471	30,473,045
Receivables:
Notes receivable from participants	514,605	472,585
Employer contributions	499,820	442,793
Total receivables	1,014,425	915,378
Non-interest bearing cash	1,066	2,119
Net assets available for benefits	$25,912,962	$31,390,542

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022
(in thousands)

2022
Net investment loss:
Net depreciation of investments	$(5,657,120)
Interest	35,775
Dividends	152,167
Total net investment loss	(5,469,178)
Interest on notes receivable from participants	23,892
Contributions to the Plan:
Employee	965,106
Employer	579,044
Total contributions	1,544,150
Distributions to participants and other	(1,576,444)
Decrease in net assets	(5,477,580)
Net assets available for benefits, beginning of year	31,390,542
Net assets available for benefits, end of year	$25,912,962

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(1)Plan Description
The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions
The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible participants entering the Plan after April 1, 2022, are automatically enrolled in the Plan at a salary contribution rate of 4%, up from 3%. On an active participant’s employment anniversary date and each anniversary date thereafter the percentage deferred into the Plan automatically increases by one percentage point, to a maximum of 20%. Employees may opt out of automatic enrollment and increases. Contributions are subject to regulatory requirements.
(b)Employer Contributions
Company contributions are invested in accordance with selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
The Company matched 50% of each employee’s contribution up to a maximum of $250 during 2022. Eligible employees at least 18 years of age who have completed one year of service (12 consecutive months) are eligible for an annual employer contribution and Plan entry dates for the employer contribution are January 1 and July 1. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.2 million for the year ended December 31, 2022, and was deposited into the Plan and allocated to participant accounts in March 2023. Starting in 2023, the Company no longer matches employee's contribution.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
(2)    Other eligible employment
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed one year of service (12 consecutive months) are eligible for an annual discretionary employer contribution and Plan entry dates for the discretionary contribution are January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 4% to 9% of the participant's compensation. This discretionary contribution was $493.6 million for the year ended December 31, 2022, and was deposited into the Plan and allocated to participant accounts in March 2023.
(c)Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings and losses, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.
(d)Vesting
Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%
(e)Forfeitures
If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. Forfeitures were immaterial during 2022. There were no unallocated forfeitures as of December 31, 2022 and 2021, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.
(f)Investment Options
Participants may direct funds in their account to the Plan's available options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
(g)Distributions
Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as "Dividends" and the amounts distributed reported as "Distributions to participants and other" in the statement of changes in net assets available for benefits.
(h)Notes Receivable from Participants
A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months minus the outstanding balance of all loans on the date on which the loan is made, provided this amount is available in the participant's pre-tax and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2022, interest rates on loans outstanding ranged from 4.25% to 10.25%, with various maturities through December 2037. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee and Plan Administrator
T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.
(j)Administrative and Investment Expenses
Certain administrative expenses, including investment management and transaction fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition
The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in separately managed accounts, as well as registered investment companies and a FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits
Distributions of benefits are recorded when paid.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
(f)     Subsequent Events
The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.
(3)Fully Benefit-Responsive Investment Contract
The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals.
(4)Fair Value Measurement
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common stock and a collective trust as of December 31, 2022.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2022 and 2021.

December 31, 2022:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$11,486,680
Common commingled trust funds	7,865,744
Separately managed accounts	2,171,053
Registered investment company funds	1,524,716
Total investments in fair value hierarchy	$23,048,193

December 31, 2021:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$14,917,808
Common commingled trust funds	7,798,371
Separately managed accounts	3,810,457
Registered investment company funds	2,328,383
Total investments in fair value hierarchy	$28,855,019
(5)Plan Termination
Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the International Brotherhood of Teamsters. In the event of termination, participants will become 100% vested in their accounts.
(6)Commitments and Contingencies
On June 23, 2020, a putative class action was filed against the Company, the "Board of Directors," the "Costco Benefits Committee" and others under the Employee Retirement Income Security Act, in the United States District Court for the Eastern District of Wisconsin. Dustin S. Soulek v. Costco Wholesale, et al., Case No. 20-cv-937. The class was alleged to be beneficiaries of the Costco 401(k) plan from June 23, 2014, and the claims were that the defendants breached their fiduciary duties in the operation and oversight of the plan. The complaint sought injunctive relief, damages, interest, costs, and attorneys' fees. On September 11, 2020, the defendants filed a motion to dismiss the complaint, and on September 21, 2020, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. On March 17, 2022, the court granted preliminary approval of a class-wide settlement, under which the Company would pay an immaterial amount. On July 18, 2022, the Court granted final approval of the settlement.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2022 and 2021
(7)Tax Status
In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been restated and amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(8)Party-in-Interest and Related Party Transactions
Certain Plan investments are shares of registered investment companies, fully benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price Trust Company. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2022 and 2021, the Plan held 25,162,000 and 26,278,000 shares of Costco common stock. During 2022, 515,000 shares were purchased and 1,631,000 shares were sold.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
Capital Group	New Perspective Trust U3	**	$394,619
PIMCO	Income Institutional	**	449,412
* T. Rowe Price	Retirement Balanced Trust J	**	29,890
* T. Rowe Price	TRP Ret 2005 Active Trust J	**	19,819
* T. Rowe Price	TRP Ret 2010 Active Trust J	**	35,787
* T. Rowe Price	TRP Ret 2015 Active Trust J	**	113,260
* T. Rowe Price	TRP Ret 2020 Active Trust J	**	352,052
* T. Rowe Price	TRP Ret 2025 Active Trust J	**	689,157
* T. Rowe Price	TRP Ret 2030 Active Trust J	**	890,204
* T. Rowe Price	TRP Ret 2035 Active Trust J	**	823,832
* T. Rowe Price	TRP Ret 2040 Active Trust J	**	937,873
* T. Rowe Price	TRP Ret 2045 Active Trust J	**	1,057,983
* T. Rowe Price	TRP Ret 2050 Active Trust J	**	697,718
* T. Rowe Price	TRP Ret 2055 Active Trust J	**	825,060
* T. Rowe Price	TRP Ret 2060 Active Trust J	**	351,739
* T. Rowe Price	TRP Ret 2065 Active Trust J	**	39,146
* T. Rowe Price	TRP Ret 2020 Active Trust-Income J	**	3,277
Vanguard	Extended Market Index Institutional	**	51,114
Vanguard	Total International Stock Index Institutional	**	56,479
Vanguard	Total Bond Market Index Fund Institutional	**	112,186
Vanguard	Institutional Index, Plus	**	855,525
Wellington	CIF II Growth S5	**	604,328
Total registered investment company and common commingled trust funds			9,390,460
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co Inc.	Common Stock	**	14,237
Agilent Technologies Inc.	Common Stock	**	29,571
Agilon Health Inc.	Common Stock	**	911
Alnylam Pharmaceuticals Inc.	Common Stock	**	16,421
Amphenol Corp - Class A	Common Stock	**	8,994
Apellis Pharmaceuticals Inc.	Common Stock	**	2,238
Assurant Inc.	Common Stock	**	11,913
Atlassian Corp - Class A	Common Stock	**	4,459
Avantor Inc.	Common Stock	**	16,198
Avery Dennison Corp.	Common Stock	**	14,820
Ball Corp.	Common Stock	**	16,561
Bath & Body Works Inc.	Common Stock	**	7,284
Bill Holdings Inc.	Common Stock	**	3,525
Black Knight Inc.	Common Stock	**	10,360
Boston Beer Company Inc - Class A	Common Stock	**	5,212
Bright Horizons Family Solutions Inc.	Common Stock	**	4,637
Broadridge Financial Solutions, Inc.	Common Stock	**	6,375
Bruker Corp.	Common Stock	**	20,270
Burlington Stores Inc.	Common Stock	**	24,315
BWX Technologies Inc.	Common Stock	**	4,349

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Casey's General Stores Inc.	Common Stock	**	12,119
Catalent Inc.	Common Stock	**	10,030
Cboe Global Markets Inc.	Common Stock	**	3,796
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	5,595
Cheniere Energy Inc.	Common Stock	**	7,786
Chipotle Mexican Grill Inc.	Common Stock	**	5,957
Clear Secure Inc - Class A	Common Stock	**	1,999
Cognex Corp.	Common Stock	**	5,061
Confluent Inc - Class A	Common Stock	**	955
Cooper Cos Inc/The	Common Stock	**	17,169
Corning Inc.	Common Stock	**	3,435
Costar Group Inc.	Common Stock	**	12,362
Coterra Energy Inc.	Common Stock	**	4,821
Crowdstrike Holdings Inc - Class A	Common Stock	**	8,433
Dentsply Sirona Inc.	Common Stock	**	3,443
Devon Energy Corp.	Common Stock	**	3,995
Dollar General Corp.	Common Stock	**	15,441
Dollar Tree Inc.	Common Stock	**	12,259
Domino's Pizza Inc.	Common Stock	**	11,241
Doximity Inc - Class A	Common Stock	**	2,879
Enovis Corp.	Common Stock	**	6,852
Equifax Inc.	Common Stock	**	16,942
Esab Corp.	Common Stock	**	6,484
Exact Sciences Corp.	Common Stock	**	3,110
Fair Isaac Corp.	Common Stock	**	11,774
Five Below	Common Stock	**	8,424
Fleetcor Technologies Inc.	Common Stock	**	13,884
Fortinet Inc.	Common Stock	**	16,886
Fortive Corp.	Common Stock	**	16,783
Hashicorp Inc - Class A	Common Stock	**	587
Hilton Worldwide Holdings Inc.	Common Stock	**	18,270
Hologic Inc.	Common Stock	**	37,222
Hunt (JB) Transport Services, Inc.	Common Stock	**	18,733
ICU Medical Inc.	Common Stock	**	5,928
Idex Corp.	Common Stock	**	9,804
Ingersoll-Rand Inc.	Common Stock	**	26,952
Intercontinental Exchange Inc.	Common Stock	**	9,004
Ionis Pharmaceuticals Inc.	Common Stock	**	6,875
Karuna Therapeutics Inc.	Common Stock	**	2,118
Kemper Corp.	Common Stock	**	2,525
Keysight Technologies Inc.	Common Stock	**	19,319
KKR & Co Inc.	Common Stock	**	13,196
KLA Corp.	Common Stock	**	17,947
Lattice Semiconductor Corp.	Common Stock	**	6,692
Leidos Holdings Inc.	Common Stock	**	3,393
Liberty Media Corp., Series C	Common Stock	**	12,290
Littelfuse Inc.	Common Stock	**	2,001

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Lululemon Athletica Inc.	Common Stock	**	2,527
Marketaxess Holdings Inc.	Common Stock	**	11,974
Martin Marietta Materials	Common Stock	**	12,860
Marvell Technology Inc.	Common Stock	**	19,625
Match Group Inc.	Common Stock	**	2,229
MGM Resorts International	Common Stock	**	15,225
Microchip Technology Inc.	Common Stock	**	33,985
Mobileye Global Inc - Class A	Common Stock	**	741
Molina Healthcare Inc.	Common Stock	**	7,254
MongoDB Inc.	Common Stock	**	2,103
National Instruments Corp.	Common Stock	**	6,433
O'Reilly Automotive Inc.	Common Stock	**	10,872
Palo Alto Networks Inc.	Common Stock	**	1,811
Paylocity Holding Corp.	Common Stock	**	7,138
Pioneer Natural Resources Co.	Common Stock	**	13,851
PTC Inc.	Common Stock	**	9,026
Quidelortho Corp.	Common Stock	**	7,464
Raymond James Financial Inc.	Common Stock	**	4,566
Reynolds Consumer Products Inc.	Common Stock	**	5,143
Rivian Automotive Inc - Class A	Common Stock	**	1,774
Roper Technologies Inc.	Common Stock	**	12,210
Ross Stores Inc.	Common Stock	**	6,548
RPM International Inc.	Common Stock	**	8,553
Seagen Inc.	Common Stock	**	4,401
Sealed Air Corp.	Common Stock	**	11,475
Shoals Technologies Group - Class A	Common Stock	**	2,653
Southwest Airlines Co.	Common Stock	**	13,105
Synopsys Inc.	Common Stock	**	14,713
Teleflex Inc.	Common Stock	**	28,029
Textron Inc.	Common Stock	**	28,461
Trade Desk Inc/The - Class A	Common Stock	**	12,798
Tradeweb Markets Inc - Class A	Common Stock	**	10,166
Transunion	Common Stock	**	8,579
Treehouse Foods Inc.	Common Stock	**	5,939
United Rentals Inc.	Common Stock	**	6,104
Vail Resorts Inc.	Common Stock	**	5,664
Veeva Systems Inc - Class A	Common Stock	**	13,986
Venture Global LNG, Inc., Series B	Common Stock	**	650
Venture Global LNG, Inc., Series C	Common Stock	**	4,314
Verisk Analytics Inc.	Common Stock	**	10,728
West Pharmaceutical Services	Common Stock	**	8,169
Yum! Brands Inc.	Common Stock	**	4,310
Alcon Inc.	Foreign Stock	**	9,329
Argenx SE - ADR	Foreign Stock	**	5,722
Ascendis Pharma A/S - ADR	Foreign Stock	**	3,134
Axis Capital Holdings Ltd.	Foreign Stock	**	8,389
Crispr Therapeutics AG	Foreign Stock	**	1,669

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Horizon Therapeutics PLC	Foreign Stock	**	9,772
NXP Semiconductors N.V.	Foreign Stock	**	1,704
On Holding AG - Class A	Foreign Stock	**	1,100
Spotify Technology SA	Foreign Stock	**	4,588
Waste Connections Inc.	Foreign Stock	**	4,593
Databricks, Series H Convertible	Preferred Stock	**	592
Caris Life, Series D Convertible	Preferred Stock	**	836
Maplebear Dba Instacart, Series E Convertible	Preferred Stock	**	1,082
Nuro, Series D Convertible	Preferred Stock	**	472
Redwood Materials, Series C Convertible	Preferred Stock	**	1,254
Sila Nanotechnologies, Inc., Series F Convertible	Preferred Stock	**	1,065
Collective US Govt Short-Term Investment Fund 5 Bps	Bond	**	1,053
Canadian Dollar	Currency	**	36
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	24,866
Large Cap Value Portfolio:
Abbvie Inc.	Common Stock	**	4,732
Activision Blizzard Inc.	Common Stock	**	1,631
Allstate Corp.	Common Stock	**	3,162
Alphabet Inc - Class C	Common Stock	**	8,525
Ameren Corporation	Common Stock	**	1,481
American Electric Power	Common Stock	**	2,512
American International Group	Common Stock	**	2,457
AmerisourceBergen Corp.	Common Stock	**	2,270
Ametek Inc.	Common Stock	**	1,019
Amgen Inc.	Common Stock	**	2,144
Applied Materials Inc.	Common Stock	**	2,036
Bank of America Corp.	Common Stock	**	11,719
Becton, Dickinson and Co.	Common Stock	**	10,706
Berkshire Hathaway Inc - Class B	Common Stock	**	7,472
Booking Holdings Inc.	Common Stock	**	48
Booz Allen Hamilton Holdings	Common Stock	**	177
Boston Properties Inc.	Common Stock	**	397
Broadcom Inc.	Common Stock	**	5,461
Centene Corp.	Common Stock	**	4,178
Chevron Corp.	Common Stock	**	6,255
Citigroup Inc.	Common Stock	**	1,734
Coca-Cola Co/The	Common Stock	**	1,678
Conocophillips	Common Stock	**	834
Constellation Brands Inc - Class A	Common Stock	**	614
Corebridge Financial Inc.	Common Stock	**	1,013
CSX Corp.	Common Stock	**	4,514
Cummins Inc.	Common Stock	**	362
Danaher Corp.	Common Stock	**	2,198
Dollar General Corp.	Common Stock	**	3,068
Dominion Energy Inc.	Common Stock	**	1,256

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Dover Corp.	Common Stock	**	728
DTE Energy Company	Common Stock	**	1,491
Elevance Health Inc.	Common Stock	**	14,340
Equity Lifestyle Properties	Common Stock	**	831
Exxon Mobil Corp.	Common Stock	**	11,513
Fidelity National Information Services, Inc.	Common Stock	**	1,182
Firstenergy Corp.	Common Stock	**	2,121
Fiserv Inc.	Common Stock	**	5,722
GE Healthcare Technology	Common Stock	**	419
General Electric Co.	Common Stock	**	6,457
Goldman Sachs Group Inc.	Common Stock	**	2,598
Hartford Financial Service Group, Inc.	Common Stock	**	2,503
HCA Healthcare Inc.	Common Stock	**	4,408
Home Depot Inc.	Common Stock	**	3,616
Honeywell International Inc.	Common Stock	**	3,754
Hubbell Inc.	Common Stock	**	1,751
Humana Inc.	Common Stock	**	2,193
International Flavors & Fragrances, Inc.	Common Stock	**	1,879
Johnson & Johnson	Common Stock	**	12,862
JPMorgan Chase & Co.	Common Stock	**	9,917
Keurig Dr Pepper Inc.	Common Stock	**	2,405
Kimberly-Clark Corp.	Common Stock	**	1,527
Kinder Morgan Inc.	Common Stock	**	3,776
Kraft Heinz Co/The	Common Stock	**	4,187
KLA Corp.	Common Stock	**	5,921
L3Harris Technologies Inc.	Common Stock	**	6,104
Lam Research Corp.	Common Stock	**	2,176
McDonald's Corp.	Common Stock	**	6,624
Merck & Co., Inc.	Common Stock	**	3,137
MetLife Inc.	Common Stock	**	6,255
Micron Technology Inc.	Common Stock	**	2,139
Microsoft Corp.	Common Stock	**	1,633
Mondelez International Inc - Class A	Common Stock	**	6,799
Norfolk Southern Corp.	Common Stock	**	3,097
Northrop Grumman Corp.	Common Stock	**	1,901
Perkinelmer Inc.	Common Stock	**	1,717
Philip Morris International	Common Stock	**	9,545
Procter & Gamble Co/The	Common Stock	**	6,815
Progressive Corp.	Common Stock	**	6,892
Prologis Inc.	Common Stock	**	3,879
Republic Services Inc.	Common Stock	**	1,524
Ross Stores Inc.	Common Stock	**	1,356
Sempra Energy	Common Stock	**	3,773
Sherwin-Williams Co/The	Common Stock	**	1,748
Southern Co/The	Common Stock	**	12,028
Texas Instruments Inc.	Common Stock	**	3,141
The Cigna Group	Common Stock	**	1,684

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Thermo Fisher Scientific Inc.	Common Stock	**	4,127
TJX Companies Inc.	Common Stock	**	1,950
Travelers Cos Inc/The	Common Stock	**	8,449
Ulta Beauty Inc.	Common Stock	**	2,288
Union Pacific Corp.	Common Stock	**	2,082
UnitedHealth Group Inc.	Common Stock	**	1,347
U.S. Bancorp	Common Stock	**	3,734
Verizon Communications Inc.	Common Stock	**	3,918
Walmart Inc.	Common Stock	**	6,556
Walt Disney Co/The	Common Stock	**	2,525
WEC Energy Group Inc.	Common Stock	**	532
Wells Fargo & Co.	Common Stock	**	6,532
Weyerhaeuser Co.	Common Stock	**	1,854
Xcel Energy Inc.	Common Stock	**	1,041
Yum! Brands Inc.	Common Stock	**	1,833
Accenture PLC - Class A	Foreign Stock	**	1,381
Astrazeneca PLC - Sponsored ADR	Foreign Stock	**	5,480
Chubb Ltd.	Foreign Stock	**	7,668
Eaton Corporation PLC	Foreign Stock	**	6,089
Nutrien Ltd.	Foreign Stock	**	3,809
Siemens AG	Foreign Stock	**	1,811
TE Connectivity Ltd.	Foreign Stock	**	1,063
Collective US Govt Short-Term Investment Fund 5 Bps	Bond	**	811
Cash	Cash	**	1
* T. Rowe Price Government Reserve Fund	Money Market Securities	**	5,312
Small-Cap Core Portfolio:
Adaptive Biotechnologies	Common Stock	**	124
Agilysys Inc.	Common Stock	**	1,798
Agios Pharmaceuticals Inc.	Common Stock	**	668
Air Lease Corp.	Common Stock	**	1,891
Alignment Healthcare Inc.	Common Stock	**	1,077
Allegiant Travel Co.	Common Stock	**	1,371
Amplitude Inc - Class A	Common Stock	**	640
Apellis Pharmaceuticals Inc.	Common Stock	**	2,840
Arvinas Inc.	Common Stock	**	428
Assurant Inc.	Common Stock	**	3,339
Atricure Inc.	Common Stock	**	1,324
Avid Bioservices Inc.	Common Stock	**	1,203
AZZ Inc.	Common Stock	**	2,393
Bankunited Inc.	Common Stock	**	2,534
Beacon Roofing Supply Inc.	Common Stock	**	1,774
Bellring Brands Inc.	Common Stock	**	3,040
BJ's Restaurants Inc.	Common Stock	**	1,588
Blackline Inc.	Common Stock	**	2,102
Blue Foundry Bancorp.	Common Stock	**	510
Blueprint Medicines Corp.	Common Stock	**	1,612

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Booz Allen Hamilton Holdings	Common Stock	**	1,214
Boston Beer Company Inc - Class A	Common Stock	**	3,889
Bright Horizons Family Solutions	Common Stock	**	2,208
Bruker Corp.	Common Stock	**	4,234
Bumble Inc - Class A	Common Stock	**	1,030
Burlington Stores Inc.	Common Stock	**	5,541
Cactus Inc - Class A	Common Stock	**	1,438
Cadence Bank	Common Stock	**	2,036
Cadre Holdings Inc.	Common Stock	**	581
California Water Service Group	Common Stock	**	1,735
Cal-Maine Foods Inc.	Common Stock	**	564
Capitol Federal Financial Inc.	Common Stock	**	807
Catalent Inc.	Common Stock	**	1,898
Cboe Global Markets Inc.	Common Stock	**	2,896
Cerevel Therapeutics Holding	Common Stock	**	961
Ceridian HCM Holding Inc.	Common Stock	**	376
Certara Inc.	Common Stock	**	238
Checkr Inc.	Common Stock	**	193
Chesapeake Utilities Corp.	Common Stock	**	3,046
Chuy's Holdings Inc.	Common Stock	**	1,692
Cinemark Holdings Inc.	Common Stock	**	553
Clear Secure Inc - Class A	Common Stock	**	3,310
Clearfield Inc.	Common Stock	**	505
Clearwater Analytics Holdings - Class A	Common Stock	**	525
Coca-Cola Consolidated Inc.	Common Stock	**	1,301
Community Healthcare Trust Inc.	Common Stock	**	992
Conyers Park III Acquisition	Common Stock	**	597
CRB Group Inc.	Common Stock	**	101
Crossfirst Bankshares Inc.	Common Stock	**	846
CSW Industrials Inc.	Common Stock	**	1,649
CTS Corp.	Common Stock	**	2,844
Cubesmart	Common Stock	**	2,935
CVRx Inc.	Common Stock	**	266
Cytokinetics Inc.	Common Stock	**	482
Definitive Healthcare Corp.	Common Stock	**	343
Devon Energy Corp.	Common Stock	**	2,919
Diamondback Energy Inc.	Common Stock	**	3,910
Digitalbridge Group Inc.	Common Stock	**	652
Dime Community Bancshares Inc.	Common Stock	**	1,830
Dogwood State Bank, Non-Voting	Common Stock	**	237
Dogwood State Bank, Voting	Common Stock	**	116
Doubleverify Holdings Inc.	Common Stock	**	2,757
Doximity Inc - Class A	Common Stock	**	1,045
Duolingo Inc.	Common Stock	**	1,725
Dutch Bros Inc - Class A	Common Stock	**	343
East West Bancorp Inc.	Common Stock	**	3,032
Eastgroup Properties Inc.	Common Stock	**	4,706

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Element Solutions Inc.	Common Stock	**	4,610
Embecta Corp.	Common Stock	**	1,041
Encore Capital Group Inc.	Common Stock	**	1,250
Enerpac Tool Group Corp.	Common Stock	**	2,850
Enpro Industries Inc.	Common Stock	**	971
Entegris Inc.	Common Stock	**	3,333
Equity Bancshares Inc - Class A	Common Stock	**	1,208
ESAB Corp.	Common Stock	**	1,014
ESCO Technologies Inc.	Common Stock	**	2,921
FB Financial Corp.	Common Stock	**	2,105
Federal Signal Corp.	Common Stock	**	2,869
Fiesta Restaurant Group	Common Stock	**	843
First American Financial	Common Stock	**	1,215
First Bancshares Inc/Ms	Common Stock	**	1,423
First Industrial Realty Trust Inc.	Common Stock	**	610
Five Below	Common Stock	**	1,622
Five Star Bancorp	Common Stock	**	951
Five9 Inc.	Common Stock	**	2,826
Flame Biosciences, Inc.	Common Stock	**	75
Floor & Decor Holdings Inc - Class A	Common Stock	**	486
Fresh Market Escrow Shares	Common Stock	**	—
Generation Bio Co.	Common Stock	**	231
Gibraltar Industries Inc.	Common Stock	**	1,624
Graco Inc.	Common Stock	**	2,248
Grasshopper Bancorp, Voting	Common Stock	**	86
H.B. Fuller Co.	Common Stock	**	866
Hanover Insurance Group Inc/The	Common Stock	**	2,835
Haul Hub, Series C Convertible	Common Stock	**	97
Haynes International Inc.	Common Stock	**	1,697
Helios Technologies Inc.	Common Stock	**	1,851
Heritage Commerce Corp.	Common Stock	**	1,872
Hillevax Inc.	Common Stock	**	247
Home Bancshares Inc.	Common Stock	**	1,839
Huron Consulting Group Inc.	Common Stock	**	1,327
IAA Inc.	Common Stock	**	1,196
Icosavax Inc.	Common Stock	**	315
ICU Medical Inc	Common Stock	**	2,617
Idacorp Inc.	Common Stock	**	3,208
Independence Realty Trust Inc.	Common Stock	**	1,704
Infinera Corp.	Common Stock	**	318
Ingersoll-Rand Inc.	Common Stock	**	5,744
Insmed Inc.	Common Stock	**	2,354
Intellia Therapeutics Inc.	Common Stock	**	458
Ionis Pharmaceuticals Inc.	Common Stock	**	1,349
John Bean Technologies Corp.	Common Stock	**	1,998
Karuna Therapeutics Inc.	Common Stock	**	1,766
Kearny Financial Corp/Md	Common Stock	**	755

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Kemper Corp.	Common Stock	**	1,524
Kimbell Royalty Partners, LP	Common Stock	**	429
Kura Oncology Inc.	Common Stock	**	457
Kymera Therapeutics Inc.	Common Stock	**	295
Landstar System Inc.	Common Stock	**	1,621
Lattice Semiconductor Corp.	Common Stock	**	6,390
Legalzoomcom Inc.	Common Stock	**	401
Liberty Energy Inc.	Common Stock	**	2,556
Littelfuse Inc.	Common Stock	**	2,448
Live Oak Bancshares Inc.	Common Stock	**	1,734
Magnolia Oil & Gas Corp - Class A	Common Stock	**	4,496
Manhattan Associates Inc.	Common Stock	**	2,158
Marriott Vacations World	Common Stock	**	1,113
Masimo Corp.	Common Stock	**	1,938
MGE Energy Inc.	Common Stock	**	1,083
Modivcare Inc.	Common Stock	**	2,466
Molina Healthcare Inc.	Common Stock	**	5,626
Monro Inc.	Common Stock	**	2,585
Monte Rosa Therapeutics Inc.	Common Stock	**	180
Morphic Holding Inc.	Common Stock	**	460
MSA Safety Inc.	Common Stock	**	724
Mueller Water Products Inc - Class A	Common Stock	**	1,543
nCino Inc.	Common Stock	**	312
Neogen Corp.	Common Stock	**	1,263
Neogenomics Inc.	Common Stock	**	652
NextEra Energy Partners, LP	Common Stock	**	1,911
Nextier Oilfield Solutions Inc.	Common Stock	**	2,312
Nkarta Inc.	Common Stock	**	267
Nurix Therapeutics Inc.	Common Stock	**	138
Ollie's Bargain Outlet Holdings Inc.	Common Stock	**	3,910
One Gas Inc.	Common Stock	**	1,188
Onto Innovation Inc.	Common Stock	**	1,975
Option Care Health Inc.	Common Stock	**	2,265
Origin Bancorp Inc.	Common Stock	**	1,837
Outset Medical Inc.	Common Stock	**	2,064
P10 Inc - Class A	Common Stock	**	1,159
Pacific Biosciences of California, Inc.	Common Stock	**	958
Pacific Premier Bancorp Inc.	Common Stock	**	1,777
Papa John's International, Inc.	Common Stock	**	4,520
PAR Technology Corp/Del	Common Stock	**	1,470
Parsons Corp.	Common Stock	**	2,752
Pax Labs - Class A	Common Stock	**	109
Paycom Software Inc.	Common Stock	**	998
Paycor HCM Inc.	Common Stock	**	1,612
Payoneer Global Inc.	Common Stock	**	1,913
Pennant Group Inc/The	Common Stock	**	487
Pennymac Financial Services	Common Stock	**	3,862

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Penumbra Inc.	Common Stock	**	2,200
Pinnacle Financial Partners	Common Stock	**	2,532
Post Holdings Inc.	Common Stock	**	2,643
Post Holdings Partnering Corp.	Common Stock	**	420
PRA Group Inc.	Common Stock	**	1,648
Privia Health Group Inc.	Common Stock	**	1,528
Procept Biorobotics Corp.	Common Stock	**	2,627
Prometheus Biosciences Inc.	Common Stock	**	1,582
Quaker Chemical Corporation	Common Stock	**	2,544
Quidelortho Corp.	Common Stock	**	2,349
Rapid Micro Biosystems Inc - Class A	Common Stock	**	70
Rapt Therapeutics Inc.	Common Stock	**	532
RBC Bearings Inc.	Common Stock	**	1,814
Reata Pharmaceuticals Inc - Class A	Common Stock	**	444
Red Robin Gourmet Burgers	Common Stock	**	142
Red Rock Resorts Inc - Class A	Common Stock	**	722
Relay Therapeutics Inc.	Common Stock	**	372
Replimune Group Inc.	Common Stock	**	389
Rexford Industrial Realty Inc.	Common Stock	**	3,115
RH	Common Stock	**	997
Rivian Automotive Inc - Class A	Common Stock	**	2,446
Rover Group Earnout Shares 16.00	Common Stock	**	1
Rush Enterprises Inc - Class A	Common Stock	**	1,652
Ruth'S Hospitality Group Inc.	Common Stock	**	740
Saia Inc.	Common Stock	**	2,698
Scholar Rock Holding Corp.	Common Stock	**	557
Seer Inc.	Common Stock	**	136
Selective Insurance Group	Common Stock	**	5,156
Service Titan Inc.	Common Stock	**	70
Shoals Technologies Group - Class A	Common Stock	**	924
Signature Bank	Common Stock	**	2,658
Simply Good Foods Co/The	Common Stock	**	1,034
Siteone Landscape Supply Inc.	Common Stock	**	3,134
SJW Group	Common Stock	**	2,300
Skechers U.S.A. Inc - Class A	Common Stock	**	2,650
Skyline Champion Corp.	Common Stock	**	2,324
SouthState Corp.	Common Stock	**	2,306
Southwest Gas Holdings Inc.	Common Stock	**	3,110
SPX Technologies Inc.	Common Stock	**	3,175
SS&C Technologies Holdings	Common Stock	**	2,747
Stepstone Group Inc - Class A	Common Stock	**	1,687
Stericycle Inc.	Common Stock	**	2,423
Strategic Education Inc.	Common Stock	**	303
Teledyne Technologies Inc.	Common Stock	**	5,177
Tenaya Therapeutics Inc.	Common Stock	**	18
Terreno Realty Corp.	Common Stock	**	1,314
Tetra Tech Inc.	Common Stock	**	1,466

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Texas Capital Bancshares Inc.	Common Stock	**	2,332
Themis Sol (Clio), Series E Convertible	Common Stock	**	322
Themis Solutions Inc.	Common Stock	**	113
Thermon Group Holdings Inc.	Common Stock	**	586
Toast Inc - Class A	Common Stock	**	3,025
Toro Co.	Common Stock	**	1,887
Treehouse Foods Inc.	Common Stock	**	1,328
U.S. Physical Therapy Inc.	Common Stock	**	1,566
Ultragenyx Pharmaceutical Inc.	Common Stock	**	607
Upwork Inc.	Common Stock	**	481
Utz Brands Inc.	Common Stock	**	1,720
Vaxcyte Inc.	Common Stock	**	544
Venture Global LNG, Inc., Series B	Common Stock	**	235
Venture Global LNG, Inc., Series C	Common Stock	**	3,083
Veritex Holdings Inc.	Common Stock	**	1,470
Verve Therapeutics Inc.	Common Stock	**	401
Vimeo Inc.	Common Stock	**	504
Vontier Corp.	Common Stock	**	1,097
Warby Parker Inc - Class A	Common Stock	**	1,680
Western Alliance Bancorporation	Common Stock	**	3,320
Willscot Mobile Mini Holdings Corp.	Common Stock	**	865
Workiva Inc.	Common Stock	**	3,108
Wyndham Hotels & Resorts Inc.	Common Stock	**	1,594
Xencor Inc.	Common Stock	**	1,062
Xometry Inc - Class A	Common Stock	**	1,198
Zentalis Pharmaceuticals Inc.	Common Stock	**	478
Abcam PLC - Sponsored ADR	Foreign Stock	**	2,340
Altus Group Ltd.	Foreign Stock	**	750
Argenx SE - ADR	Foreign Stock	**	4,444
Ascendis Pharma A/S - ADR	Foreign Stock	**	3,307
Axis Capital Holdings Ltd.	Foreign Stock	**	3,596
Clarivate PLC	Foreign Stock	**	1,500
Constellium SE	Foreign Stock	**	2,182
Credo Technology Group Holding Ltd.	Foreign Stock	**	717
Crispr Therapeutics AG	Foreign Stock	**	485
dentalcorp Holdings Ltd.	Foreign Stock	**	645
Descartes Systems Group/The	Foreign Stock	**	3,359
Ero Copper Corp.	Foreign Stock	**	959
Essent Group Ltd.	Foreign Stock	**	1,064
Farfetch Ltd - Class A	Foreign Stock	**	629
Firstservice Corp.	Foreign Stock	**	4,963
Flagship Communities REIT UT	Foreign Stock	**	338
Franco-Nevada Corp.	Foreign Stock	**	625
MorphoSys AG - ADR	Foreign Stock	**	427
Nomad Foods Ltd.	Foreign Stock	**	1,768
Novanta Inc.	Foreign Stock	**	1,802
Olink Holding AB - ADR	Foreign Stock	**	1,205

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Popular Inc.	Foreign Stock	**	1,267
Prothena Corp PLC	Foreign Stock	**	1,073
Rentokil Initial PLC	Foreign Stock	**	1,822
Repare Therapeutics Inc.	Foreign Stock	**	347
TMX Group Ltd.	Foreign Stock	**	2,009
Tricon Residential Inc.	Foreign Stock	**	1,444
West Fraser Timber Co. Ltd.	Foreign Stock	**	1,190
1661 Inc D/B/A Goat, Series F Convertible	Preferred Stock	**	178
ABL Space Systems, Series B Convertible	Preferred Stock	**	280
Caris Life Sciences, Series C Convertible	Preferred Stock	**	508
Caris Life Sciences, Series D Convertible	Preferred Stock	**	340
Cava Group, Series E Convertible	Preferred Stock	**	1,106
Cava Group, Series F Convertible	Preferred Stock	**	567
Cellink, Inc., Series D Convertible	Preferred Stock	**	298
Checker Inc., Series D Convertible	Preferred Stock	**	414
Checker, Inc., Series C Convertible	Preferred Stock	**	265
Cleerly, Series C Convertible	Preferred Stock	**	252
Convoy, Series C Convertible	Preferred Stock	**	254
Convoy, Series D Convertible	Preferred Stock	**	176
CTB Group, Series D Convertible	Preferred Stock	**	354
Farmers Business Network	Preferred Stock	**	1,495
Flexe, Series C Convertible	Preferred Stock	**	408
Flexe, Series D Convertible	Preferred Stock	**	161
Haul Hub, Series B Convertible	Preferred Stock	**	269
Honor Technology, Series D Convertible	Preferred Stock	**	430
Inscripta, Series E Convertible	Preferred Stock	**	188
Kardium Inc., Series D-6 Convertible	Preferred Stock	**	258
Kobold Metals, Series B-1 Convertible	Preferred Stock	**	311
National Resilence, Series C Convertible	Preferred Stock	**	833
National Resilience, Series B Convertible	Preferred Stock	**	1,443
Nuro, Series C Convertible	Preferred Stock	**	591
Nuro, Series D Convertible	Preferred Stock	**	188
Pirus Inc., Series C-2 Convertible	Preferred Stock	**	608
Redwood Materials, Series C Convertible	Preferred Stock	**	608
SecurityScorecard Inc., Series E Convertible	Preferred Stock	**	263
Seismic Software, Series F Convertible	Preferred Stock	**	39
Seismic Software, Series E Convertible	Preferred Stock	**	498
ServiceTitan Inc., Series A-1 Convertible	Preferred Stock	**	1
ServiceTitan, Inc., Series F Convertible	Preferred Stock	**	30
ServiceTitan, Inc., Series D Convertible	Preferred Stock	**	498
Sila Nanotechnologies, Inc., Series F Convertible	Preferred Stock	**	351
Socure Inc.	Preferred Stock	**	49
Socure Inc., Series A Convertible	Preferred Stock	**	60
Socure Inc., Series A-1 Convertible	Preferred Stock	**	49
Socure Inc., Series B Convertible	Preferred Stock	**	1
Socure Inc., Series E Convertible	Preferred Stock	**	113

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Themis Sol (Clio), Series Aa Convertible	Preferred Stock	**	26
Themis Sol (Clio), Series Ab Convertible	Preferred Stock	**	2
Themis Sol (Clio), Series B Convertible	Preferred Stock	**	3
Collective US Govt Short-Term Investment Fund 5 Bps	Bond	**	1,588
Cash	Cash	**	(4)
Canadian Dollar	Currency	**	14
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	13,135
Dogwood State Bank	Warrants	**	16
Grasshopper Bancorp, Inc.	Warrants	**	3
KKR Acquisition Holdings I Corp - Class A	Warrants	**	2
Scholar Rock	Warrants	**	23
International Equity Portfolio:
Cash	Cash	**	(14)
Federated Government Obligations Fund	Money Market Securities	**	19
Capital Group International All Country Equity Trust	Common Trust	**	166,902
Total separately managed accounts			2,171,053
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Cash Reserve Trust	Common Trust	**	116,950
* T. Rowe Price Short Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	73,544
Lincoln National Life Insurance	Collective Trust Fund	**	83,570
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	92,600
Met Tower Life Insurance	Collective Trust Fund	**	87,241
Monumental Life(Trasamerica)	Collective Trust Fund	**	75,417
New York Life	Collective Trust Fund	**	92,614
Pacific Life Insurance Company	Collective Trust Fund	**	91,500
Prudential Insurance Company of America	Collective Trust Fund	**	91,505
Royal Bank of Canada	Collective Trust Fund	**	74,606
State Street Bank & Trust Company	Collective Trust Fund	**	81,228
* T. Rowe Price Intermediate Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	48,807
Lincoln National Life Insurance	Collective Trust Fund	**	55,627
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	83,864
Met Tower Life Insurance	Collective Trust Fund	**	107,334
Monumental Life(Trasamerica)	Collective Trust Fund	**	50,050
New York Life	Collective Trust Fund	**	83,876
Pacific Life Insurance Company	Collective Trust Fund	**	82,867
Prudential Insurance Company of America	Collective Trust Fund	**	82,871
Royal Bank of Canada	Collective Trust Fund	**	49,512
State Street Bank & Trust Company	Collective Trust Fund	**	99,935
* T. Rowe Price Managed Bond Trust:
American General Life Insurance Company	Collective Trust Fund	**	11,074

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2022
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Lincoln National Life Insurance	Collective Trust Fund	**	12,583
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	15,972
Met Tower Life Insurance	Collective Trust Fund	**	17,607
Monumental Life(Trasamerica)	Collective Trust Fund	**	11,356
New York Life	Collective Trust Fund	**	15,975
Pacific Life Insurance Company	Collective Trust Fund	**	15,782
Prudential Insurance Company of America	Collective Trust Fund	**	15,783
Royal Bank of Canada	Collective Trust Fund	**	11,234
State Street Bank & Trust Company	Collective Trust Fund	**	16,394
Total fully benefit-responsive contracts			1,849,278
* Costco Wholesale Corporation	Common stock	**	11,486,680
Total investments			24,897,471

* Participant loans	Interest rates of 4.25% to 10.25% maturing through 2037	__	514,605
Total			$25,412,076
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 29, 2023	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation